Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated May 7, 2019

Relating to Preliminary Prospectus dated May 7, 2019

Registration No. 333-230745

This free writing prospectus relates only to the offering described below and should be read together with the preliminary prospectus dated May 7, 2019 (the “Preliminary Prospectus”) included in Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-230745) of Trevi Therapeutics, Inc.  The Preliminary Prospectus can be accessed through the following link: https://www.sec.gov/Archives/edgar/data/1563880/000119312519138831/d643194ds1a.htm.

References to “Trevi,” “the company,” “we,” “us” and “our” are used in the manner described in the Preliminary Prospectus. The following information supplements and updates the information contained in the Preliminary Prospectus and primarily relates to an increase in the number of shares of common stock offered, a decrease in the assumed initial public offering price, a decrease in the estimated net proceeds from this offering, an increase in the indications of interest of certain of our existing stockholders, including certain of our directors, and their affiliated entities in purchasing shares of common stock in this offering and our entry into an agreement with New Enterprise Associates (“NEA”) pursuant to which NEA has agreed to purchase shares of our common stock in a separate private placement concurrent with this offering.

Common stock offered in this offering	5,500,000 shares

Common stock offered in the concurrent private placement	NEA has agreed to purchase $15 million in shares of our common stock at the initial public offering price per share (or 1,500,000 shares based on the assumed initial public offering price of $10.00 per share), subject to such offering price being no greater than $10.00 per share, in a private placement that is expected to close concurrently with, and is conditioned upon consummation of, this offering.

Common stock to be outstanding immediately following this offering and the concurrent private placement	17,771,751 shares

Option to purchase additional shares	We have granted the underwriters an option, exercisable for a period of 30 days after the date of the final prospectus relating to this offering, to purchase up to an additional 825,000 shares of our common stock.

Assumed initial public offering price	$10.00 per share

Indications of interest to participate in this offering	Certain of our existing stockholders, including certain of our directors, and their affiliated entities have indicated an interest in purchasing an aggregate of up to approximately $30 million in shares of our common stock in this offering at the initial public offering price and on the same terms and conditions as the other purchasers in this offering. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, fewer or no shares to any of these potential purchasers, and any of these potential purchasers could determine to purchase more, fewer or no shares in this offering. The underwriters will receive the same underwriting discounts and commissions on any shares purchased by these parties as they will on any other shares sold to the public in this offering. The Preliminary Prospectus does not reflect any potential purchases by these potential purchasers. If any shares are purchased by our existing principal stockholders or their affiliated entities, the number and percentage of shares of our common stock beneficially owned by them after this offering will differ from the amounts set forth in the Preliminary Prospectus and in the section titled “Principal Stockholders” below.

Concurrent Private Placement	NEA has agreed to purchase $15 million in shares of our common stock at the initial public offering price per share (or 1,500,000 shares based on the assumed initial public offering price of $10.00 per share), subject to such offering price being no greater than $10.00 per share, in a private placement that is expected to close concurrently with, and is conditioned upon consummation of, this offering. The shares to be sold in the concurrent private placement will constitute restricted securities under the Securities Act of 1933, as amended. The underwriters for this offering are serving as placement agents for the concurrent private placement and will receive a placement agent fee that is a percentage of the total purchase price of the private placement shares equal to the percentage underwriting discount the underwriters will receive on shares sold in this offering. The closing of this offering is not conditioned upon the closing of the concurrent private placement.

Dilution

After giving effect to (i) the automatic conversion of all outstanding shares of our convertible preferred stock and the accrued dividends on our convertible preferred stock into an aggregate of 10,198,224 shares of our common stock upon the closing of this offering (based on an assumed closing date of December 31, 2018 and giving effect to the issuance and sale of 6,849,315 shares of our Series C preferred stock for aggregate gross proceeds of $10.0 million in the third and final tranche of our Series C financing in January 2019), (ii) our issuance and sale of 5,500,000 shares of our common stock in this offering at the assumed initial public offering price of $10.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, (iii) our payment of a success fee to our former term loan lender that will become due as a result of this offering, (iv) the reclassification of deferred offering costs upon the completion of this offering and (v) our issuance and sale of $15 million in shares of our common stock at a price per share equal to the initial public offering price (or 1,500,000 shares based on the assumed initial public offering price of $10.00 per share) in the concurrent private placement to NEA, after deducting estimated placement agent fees payable by us, our pro forma as adjusted net tangible book value as of December 31, 2018 would have been $78.2 million, or $4.43 per share. This represents an immediate increase in net tangible book value per share of $2.80 to existing stockholders and immediate dilution of $5.57 per share in net tangible book value to new investors purchasing shares of our common stock in this offering.

If the underwriters exercise their option to purchase additional shares in full, our pro forma as adjusted net tangible book value per share would be $4.65 per share, representing an immediate increase in pro forma as adjusted net tangible book value per share of $3.02 to existing stockholders and immediate dilution of $5.35 per share to new investors purchasing shares of our common stock in this offering or the concurrent private placement, after deducting underwriting discounts and commissions, estimated placement agent fees and estimated offering expenses payable by us.

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of 5,500,000 shares of our common stock in this offering will be approximately $48.7 million, or $56.3 million if the underwriters exercise their option to purchase 825,000 additional shares in full, assuming an initial public offering price of $10.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We also expect to receive net proceeds of $14.0 million from the sale of shares of our common stock to NEA in the concurrent private placement, after deducting estimated placement agent fees payable by us, for aggregate net proceeds to be raised by us in this offering and the concurrent private placement of $62.6 million.

As of December 31, 2018, we had cash and cash equivalents of $7.2 million. We currently estimate that we will use the net proceeds from this offering, together with our existing cash and cash equivalents, as follows:

•	approximately $7.5 million to $13.5 million to fund the development of nalbuphine ER for the treatment of pruritus associated with prurigo nodularis;

•	approximately $5.0 million to $7.5 million to fund the development of nalbuphine ER for the treatment of pruritus associated with chronic liver disease;

•	approximately $4.0 million to $8.0 million to fund the development of nalbuphine ER for the treatment of chronic cough in patients with IPF;

•	approximately $5.5 million to $7.5 million to fund the development of nalbuphine ER for the treatment of LID in patients with Parkinson’s disease; and

•	the remainder for working capital and other general corporate purposes.

We currently estimate that we will use the net proceeds from the concurrent private placement as follows:

•	approximately $2.5 to $4.0 million to fund the development of nalbuphine ER for the treatment of pruritus associated with prurigo nodularis;

•	approximately $1.0 to $1.5 million to fund the development of nalbuphine ER for the treatment of pruritus associated with chronic liver disease;

•	approximately $1.0 to $2.0 million to fund the development of nalbuphine ER for the treatment of chronic cough in patients with IPF;

•	approximately $1.5 to $2.5 million to fund the development of nalbuphine ER for the treatment of LID in patients with Parkinson’s disease; and

•	the remainder for working capital and other general corporate purposes.

Our expected use of the net proceeds from this offering and the net proceeds from the concurrent private placement and our existing cash and cash equivalents represents our intentions based on our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our clinical development of nalbuphine ER, the status of and results from our clinical trials, including our ongoing PRISM trial as well as the additional Phase 3 clinical trial we will need to conduct for nalbuphine ER for pruritus associated with prurigo nodularis, the timing of regulatory submissions and the outcome of regulatory review, as well as any collaborations that we may enter into with third parties and any unforeseen cash needs. As a result, we cannot predict with certainty the expenditures that may be necessary to complete the clinical development and commercialization of nalbuphine ER for any indication and our management will retain broad discretion over the application of the net proceeds from this offering and the net proceeds from the concurrent private placement.

Based on our current plans, we believe that the anticipated net proceeds from this offering and the net proceeds from the concurrent private placement, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements through the end of 2020. In particular, we expect that the anticipated net proceeds from this offering and the net proceeds from the concurrent private placement, together with our existing cash and cash equivalents, will enable us to complete our ongoing PRISM trial, our ongoing Phase 1b clinical trial in patients with chronic liver disease, our planned Phase 2 clinical trial for chronic cough in patients with IPF and our planned Phase 2 clinical trial for LID in patients with Parkinson’s disease. However, we do not expect these funds will be sufficient to complete the clinical development of nalbuphine ER for pruritus associated with prurigo nodularis and other indications, commercialize nalbuphine ER (if we receive regulatory approval) for pruritus associated with prurigo nodularis and other indications, and pursue the development and commercialization of any future product candidate. We do not have any committed external source of funds. Accordingly, we will be required to obtain further funding through public or private equity offerings, debt financings, collaborations and licensing arrangements or other sources to complete the clinical development and commercialization of nalbuphine ER for pruritus associated with prurigo nodularis or any other indication.

Pending our use of the net proceeds from this offering and the net proceeds from the concurrent private placement, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of March 31, 2019 by:

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock (on an as-converted to common stock basis).

The column entitled “Beneficial Ownership Prior to this Offering and the Concurrent Private Placement” is based on a total of 10,771,751 shares of our common stock outstanding as of March 31, 2019, assuming the automatic conversion of all outstanding shares of our convertible preferred stock and the accrued dividends on our convertible preferred stock into an aggregate of 10,325,257 shares of our common stock upon the closing of this offering (based on an assumed closing date of March 31, 2019). The column entitled “Beneficial Ownership After this Offering and the Concurrent Private Placement” is based on 17,771,751 shares of our common stock to be outstanding after this offering and the concurrent private placement, including the 5,500,000 shares of our common stock that we are selling in this offering, assuming no exercise of the underwriters’ option to purchase additional shares in this offering, and 1,500,000 shares of our common stock that NEA has agreed to purchase in the concurrent private placement (based on the assumed initial public offering price of $10.00 per share).

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our common stock. Shares of our common stock subject to options that are currently exercisable or exercisable within 60 days after March 31, 2019 are considered outstanding and beneficially owned by the person holding the options for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person. Except as otherwise noted, the persons and entities in this table have sole voting and investing power with respect to all of the shares of our common stock beneficially owned by them, subject to community property laws, where applicable. Except as otherwise set forth below, the address of each beneficial owner is c/o Trevi Therapeutics, Inc., 195 Church Street, 14th Floor, New Haven, Connecticut 06510.

Certain of our existing stockholders, including certain of our directors, and their affiliated entities have indicated an interest in purchasing an aggregate of up to $30 million in shares of our common stock in this offering at the initial public offering price and on the same terms and conditions as the other purchasers in this offering. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, fewer or no shares to any of these potential purchasers, and any of these potential purchasers could determine to purchase more, fewer or no shares in this offering. The following table does not reflect any potential purchases by these potential purchasers. If any shares are purchased by our existing principal stockholders or their affiliated entities, the number and percentage of shares of our common stock beneficially owned by them after this offering will differ from the amounts set forth in the following table.

Name and Address of Beneficial Owner	Beneficial Ownership Prior to this Offering and the Concurrent Private Placement		Beneficial Ownership After this Offering and the Concurrent Private Placement
	Number	Percent	Number	Percent
5% Stockholders:
TPG Biotechnology Partners III, L.P.(1)	5,743,882	53.3%	5,743,882	32.3%
Entities affiliated with New Enterprise Associates(2)	3,429,804	31.8%	4,929,804	27.7%
Lundbeckfond Invest A/S(3)	771,922	7.2%	771,922	4.3%
Omega Fund V, L.P.(4)	778,941	7.2%	778,941	4.4%

Directors and Executive Officers:			—
Jennifer Good(5)	413,879	3.8%	413,879	2.3%
Christopher Seiter(6)	30,131	*	30,131	*
Yann Mazabraud(7)	1,644	*	1,644	*
David Meeker, M.D.(8)	366,303	3.4%	366,303	2.1%
Mette Kirstine Agger(9)	771,922	7.2%	771,922	4.3%
Michael Heffernan(10)	20,768	*	20,768	*
Edward Mathers(11)	3,429,804	31.8%	4,929,804	27.7%
Annie Mitsak, Ph.D.(12)	778,941	7.2%	778,941	4.4%
Eran Nadav, Ph.D.(13)	—	—	—	—
Anne VanLent(14)	23,179	*	23,179	*
All current executive officers and directors as a group (12 persons)(15)	6,208,207	55.2%	7,708,207	42.2%

*	Less than one percent
(1)

Consists of 5,743,882 shares of common stock issuable upon conversion of convertible preferred stock held by TPG Biotechnology Partners III, L.P. (“TPG Biotech”) and accrued dividends on such convertible preferred stock as of March 31, 2019. In connection with this offering and the concurrent private placement, TPG Biotech has granted a call option to New Enterprise Associates 16, L.P. (“NEA 16”) with respect to the number of these shares that is equal to $15 million divided by the price at which we sell shares of our common stock to the public in this offering (or 1,500,000 shares based on the assumed initial public offering price of $10.00 per share), pursuant to which NEA 16 will have the right, exercisable from and after the closing of this offering until the third anniversary of the date of the final prospectus relating to this offering, to require TPG Biotech to transfer the shares to NEA 16 or otherwise transfer, encumber, sell or dispose of the shares in any such other manner as mutually agreeable between TPG Biotech and NEA 16, such option having an exercise price of $0.001 per share (the “NEA Option”). In connection with this offering, TPG Biotech has granted a call option to Omega Fund V, L.P. (“Omega V”) with respect to the number of these shares that is equal to $2.0 million divided by the price at which we sell shares of our common stock to the public in this offering (or 200,000 shares based on the assumed initial public offering price of $10.00 per share), pursuant to which Omega V will have the right, exercisable from and after the closing of this offering until the third anniversary of the date of the final prospectus relating to this offering, to require TPG Biotech to transfer the shares to Omega V or otherwise transfer, encumber, sell or dispose of the shares in any such other manner as mutually agreeable between TPG Biotech and Omega V, such option having an exercise price of $0.001 per share (the

“Omega Option”). TPG Biotech has also agreed to transfer 48,681 shares of our common stock to certain of our existing stockholders that hold less than 5% of our common stock, with such transfers to be subject to and effective upon the closing of this offering. The general partner of TPG Biotech is TPG Biotechnology GenPar III, L.P., a Delaware limited partnership, whose general partner is TPG Biotechnology GenPar III Advisors, LLC, a Delaware limited liability company, whose sole member is TPG Holdings I, L.P., a Delaware limited partnership, whose general partner is TPG Holdings I-A, LLC, a Delaware limited liability company, whose sole member is TPG Group Holdings (SBS), L.P., a Delaware limited partnership, whose general partner is TPG Group Holdings (SBS) Advisors, LLC, a Delaware limited liability company, whose sole member is TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation. David Bonderman and James G. Coulter are sole stockholders of TPG Group Holdings (SBS) Advisors, Inc. and may therefore be deemed to be the beneficial owners of the securities held by the TPG Biotech. The address of each of TPG Group Holdings (SBS) Advisors, Inc. and Messrs. Bonderman and Coulter is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.
(2)

Consists of (a) 2,782 shares of common stock issuable upon conversion of convertible preferred stock held by NEA Ventures 2017, L.P. (“NEA 2017”) and accrued dividends on such convertible preferred stock as of March 31, 2019, (b) 1,927,022 shares of common stock issuable upon conversion of convertible preferred stock held by NEA 16 and accrued dividends on such convertible preferred stock as of March 31, 2019 and (c) 1,500,000 shares of common stock underlying the NEA Option (based on the assumed initial public offering price of $10.00 per share) which will become exercisable upon the closing of this offering. The shares reported as beneficially owned after this offering and the concurrent private placement also include the 1,500,000 shares of our common stock NEA 16 has agreed to purchase in the private placement that is expected to close concurrently with, and is conditioned upon consummation of, this offering. The securities directly held by NEA 16 are indirectly held by NEA Partners 16, L.P. (“NEA Partners 16”), the sole general partner of NEA 16, NEA 16 GP, LLC (“NEA 16 LLC”), the sole general partner of NEA Partners 16, and each of the individual Managers of NEA 16 LLC. The individual Managers of NEA 16 LLC, (collectively, the “Managers”), are Peter J. Barris, Forest Baskett, Ali Behbahani, Carmen Chang, Anthony A. Florence, Jr., David M. Mott, Mohamad Makhzoumi, Joshua Makower, Peter Sonsini, Paul Walker and Scott D. Sandell. NEA Partners 16, NEA 16 LLC and the Managers share voting and dispositive power with regard to the Company’s securities directly held by NEA 16. The shares held directly by NEA 2017 are indirectly held by Karen P. Welsh, the general partner of NEA 2017. Karen P. Welsh has voting and dispositive power with regard to the shares of the Company’s securities directly held by NEA 2017. Edward T. Mathers, a member of the Company’s board of directors and partner of New Enterprise Associates, Inc., and entity affiliated with NEA 16 and NEA 2017, has no voting or investment control over any of the securities held by NEA 16 and NEA 2017 and disclaims beneficial ownership of all securities owned by NEA 16 and NEA 2017, except to the extent of any pecuniary interest therein. All indirect holders of the above referenced securities disclaim beneficial ownership of the above referenced securities except to the extent of their pecuniary interests therein. The address of the above referenced entities and persons is 1954 Greenspring Drive, Suite 600, Timonium MD, 21093.

(3)

Consists of 771,922 shares of common stock issuable upon conversion of convertible preferred stock held by Lundbeckfond Invest A/S and accrued dividends on such convertible preferred stock as of March 31, 2019. The board of directors of Lundbeckfond Invest A/S consists of Jørgen Huno Rasmussen, Steffen Kragh, Lars Holmqvist, Susanne Krüger Kjær, Michael Kjær, Peter Schütze, Gunhild Waldemar, Ludovic Tranholm Otterbein, Vagn Flink Møller Pedersen, Henrik Sindal Jensen and Peter Adler Würtzen. No individual member of the Lundbeckfond Invest A/S board of directors is deemed to hold any beneficial ownership or reportable pecuniary interest in the shares held by Lundbeckfond Invest A/S. The board of directors of Lundbeckfond Invest A/S and Lene Skole, the chief executive officer of Lundbeckfond Invest A/S, may be deemed to share voting and investment authority over the shares held by Lundbeckfond Invest A/S. Mette Kirstine Agger, a member of our board of directors, is a managing partner at Lundbeckfonden Ventures, which is an affiliate of Lundbeckfond Invest A/S. The address of Lundbeckfond Invest A/S and the above-mentioned persons is Scherfigsvej 7, DK-2100 København Ø.

(4)

Consists of (a) 578,941 shares of common stock issuable upon conversion of convertible preferred stock held by Omega V and accrued dividends on such convertible preferred stock as of March 31, 2019 and (b) 200,000 shares of common stock underlying the Omega Option (based on the assumed initial public offering price of $10.00 per share) which will become exercisable upon the closing of this offering. Omega Fund V GP, L.P. (“Omega V GP LP”) is the general partner of Omega V. Omega Fund V GP Manager, Ltd. (“Omega V GP Ltd”) is the general partner of Omega V GP LP. Otello Stampacchia, Richard J. Lim, Claudio Nessi and Anne-Mari Paster are all the shareholders and directors of Omega V GP Ltd and have shared voting and investment power over the securities held by Omega V. Annie Mitsak, a member of the Company’s board of directors and an affiliate of Omega V, has no voting or investment control over any of the shares held by Omega V. Otello Stampacchia, Richard J. Lim, Claudio Nessi, Anne-Mari Paster and Annie Mitsak each disclaim beneficial ownership of these securities, except to the extent of his or her pecuniary interest therein. The address of Omega V, Omega V GP LP, Omega V GP Ltd and the above-mentioned persons is 888 Boylston Street, Suite 1111, Boston, MA 02199.
(5)

Consists of (a) 176,606 shares of common stock owned by Ms. Good, (b) 18,258 shares of common stock issuable upon conversion of convertible preferred stock held by Ms. Good and accrued dividends on such convertible preferred stock as of March 31, 2019 and (c) 219,015 shares of common stock underlying options held by Ms. Good that are exercisable as of March 31, 2019 or will become exercisable within 60 days after such date.

(6)	Consists of 30,131 shares of common stock underlying options held by Mr. Seiter that are exercisable as of March 31, 2019 or will become exercisable within 60 days after such date.
(7)	Consists of 1,644 shares of common stock underlying options held by Mr. Mazabraud that are exercisable as of March 31, 2019 or will become exercisable within 60 days after such date.
(8)

Consists of (a) 299,002 shares of common stock issuable upon conversion of convertible preferred stock held by Dr. Meeker and accrued dividends on such convertible preferred stock as of March 31, 2019, (b) 27,303 shares of common stock issuable upon conversion of convertible preferred stock held by Trevi 2014 Irrevocable Trust and accrued dividends on such convertible preferred stock as of March 31, 2019, (c) 13,206 shares of common stock issuable upon conversion of convertible preferred stock held by Spinnaker Trust as Trustee of the Trevi 2014 Irrevocable Trust and accrued dividends on such convertible preferred stock as of March 31, 2019 and (d) 26,792 shares of common stock underlying options held by Dr. Meeker that are exercisable as of March 31, 2019 or will become exercisable within 60 days after such date.

(9)	Consists of the shares described in note 3 above.
(10)

Consists of (a) 3,828 shares of common stock issuable upon conversion of the convertible preferred stock held by Mr. Heffernan and accrued dividends on such convertible preferred stock as of March 31, 2019 and (b) 16,940 shares of common stock underlying options held by Mr. Heffernan that are exercisable as of March 31, 2019 or will become exercisable within 60 days after such date.

(11)

Consists of the shares described in note 2 above. Mr. Mathers has no voting or dispositive power with regard to such shares and disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(12)

Consists of the shares described in note 4 above. Ms. Mitsak has no voting or dispositive power with regard to such shares and disclaims beneficial ownership of such shares, except to the extent of her pecuniary interest therein.

(13)

Dr. Nadav has no voting or investment control over any of the shares held by TPG Biotech and disclaims beneficial ownership of all shares owned by TPG Biotech, except to the extent of any pecuniary interest therein.

(14)

Consists of (a) 20,877 shares of common stock issuable upon conversion of convertible preferred stock held by Ms. VanLent and accrued dividends on such convertible preferred stock as of March 31, 2019 and (b) 2,302 shares of common stock underlying options held by Ms. VanLent that are exercisable as of March 31, 2019 or will become exercisable within 60 days after such date.

(15)

Consists of (a) 353,212 shares of common stock, (b) 3,680,176 shares of common stock issuable upon conversion of convertible preferred stock and accrued dividends on such convertible preferred stock as of March 31, 2019, (c) 474,819 shares of common stock underlying options that are exercisable as of March 31, 2019 or will become exercisable within 60 days after such date, (d) 1,500,000 shares of common stock underlying the NEA Option (based on the assumed initial public offering price of $10.00 per share) which will become exercisable upon the closing of this offering and (e) 200,000 shares of common stock underlying the Omega Option (based on the assumed initial public offering price of $10.00 per share) which will become exercisable upon the closing of this offering.

Trevi Therapeutics, Inc. (the “Company”) has filed a registration statement (including a preliminary prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and the other documents the Company has filed with the SEC for more complete information about the Company and the offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus if you request it by contacting: SVB Leerink LLC, Attention: Syndicate Department, One Federal Street, 37th Floor, Boston, MA 02110, or by telephone at (800) 808-7525, ext. 6132, or by email at syndicate@svbleerink.com; Stifel, Nicolaus & Company, Incorporated, Attention: Syndicate, One Montgomery Street, Suite 3700, San Francisco, CA 94104, or by telephone at (855) 300-7136, or by email at syndprospectus@stifel.com; or BMO Capital Markets Corp., Attention: Equity Syndicate Department, 3 Times Square, 25th Floor, New York, NY 10036, or by telephone at (800) 414-3627, or by email at bmoprospectus@bmo.com.